[Southern Community Financial Corporation Letterhead]
July 19, 2006
VIA FACSIMILE (202) 772-9208

Securities and Exchange Commission 100 F Street NE Washington, DC 20549
ATTN:	Division of Corporate Finance Margaret Fitzgerald Mail Stop 4561

Re:	Form 8-K filed July 12, 2006 File No. 000-33227
Dear Ms. Fitzgerald:
     This is in response to your letter of July 13, 2006. Since there was only one numbered paragraph, we respectfully respond to your letter below. Moreover, since your comment letter did not note any requested amendment to our Form 8-K, we trust that our explanation below will be satisfactory and that you will concur with our conclusion that no amendment of the Form 8-K is necessary or appropriate.
•	We intend to file an amended 2005 Form 10-K and March 31, 2006 Form 10-Q at about the same time we file our June 30, 2006 Form 10-Q, which we expect to be on or about August 9, 2006. Our June 30, 2006 and September 30, 2006 Forms 10-Q, which we intend to file timely, will include the restatement adjustments discussed in the Form 8-K for the second and third quarters of 2005, respectively.

•	The restatement adjustments discussed in the Form 8-K will be reflected in the unaudited selected quarterly financial data appearing in the amended 2005 Form 10-K, and will disclose amounts as previously reported and amounts as restated for each quarter in the years 2005 and 2004. Any amendments to the Forms 10-Q for June 30, 2005 and September 30, 2005 would in large part only repeat the disclosures that will be contained in the amended Form 10-K. Further, as noted above, the Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006, will contain the restatement adjustments for the quarters ended June 30, 2005 and September 30, 2005. We believe that the amended Form 10-K and March 31, 2006 Form 10-Q, together with the June 30, 2006 and subsequently filed September 30, 2006 Forms 10-Q, will contain all the disclosure information needed for current investor understanding.

Securities and Exchange Commission
July 18, 2006

We also intend to include in the amended Form 10-K the following statement:
“The Company has not amended its Quarterly Reports on Form 10-Q for the periods affected by the restatement adjustments prior to December 31, 2005, and accordingly the financial statements and related financial information contained in such reports should not be relied upon.”
     In connection with this response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me if you need further information.
Sincerely,
Southern Community Financial Corporation
/s/ David W. Hinshaw
David W. Hinshaw
Executive Vice President and Chief Financial Officer
cc:      Mr. Ronald D. Raxter